SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

INVUITY, INC.

(Name of Subject Company)

INVUITY, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

46187J205

(CUSIP Number of Class of Securities)

Scott Flora

Interim President and Chief Executive Officer

Invuity, Inc.

444 De Haro Street

San Francisco, CA 94107

(415) 665-2100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert T. Ishii Wilson Sonsini Goodrich & Rosati, P.C. One Market Plaza, Spear Tower Suite 3300 San Francisco, California 94105 (415) 947-2000	Allison B. Spinner Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Invuity, Inc., a Delaware corporation (“Invuity”), originally filed with the Securities and Exchange Commission (the “SEC”) on September 24, 2018 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”). This Amendment relates to the tender offer by Accipiter Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”), as disclosed in the Tender Offer Statement on Schedule TO, filed by Purchaser and Stryker with the SEC on September 24, 2018, pursuant to which Purchaser has offered to purchase all of the outstanding common stock, $0.001 par value per share, of Invuity (the “Shares”) for a purchase price of $7.40 per Share, in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated September 24, 2018, and in the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

“Expiration of the Offer; Completion of the Merger.

The Offer and withdrawal rights expired at 12:00 midnight Eastern Time at the end of the day on October 22, 2018. Computershare Trust Company, N.A., in its capacity as depositary and paying agent for the Offer, has indicated that a total of 19,701,279 Shares were validly tendered and not properly withdrawn pursuant to the Offer as of the Expiration Date, representing approximately 81.67% of the outstanding Shares. The number of Shares tendered satisfied the condition of the Offer that there be validly tendered and not properly withdrawn prior to the Expiration Date such number of Shares that, when added to the Shares already owned by Stryker or Purchaser or any other wholly-owned subsidiary of Stryker, constitutes a majority of the then outstanding Shares. All other conditions to the Offer having been satisfied, Purchaser accepted for payment and will promptly pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer.

On October 23, 2018, Stryker completed its acquisition of Invuity pursuant to the terms of the Merger Agreement. On such date, Purchaser merged with and into Invuity, without a vote of the stockholders of Invuity in accordance with Section 251(h) of the DGCL, with Invuity continuing as the surviving corporation and a wholly-owned subsidiary of Stryker. As of the Effective Time, by virtue of the Merger, each issued and outstanding Share (other than Shares (i) owned by Invuity as treasury stock or owned by Stryker or Purchaser, which Shares were automatically cancelled and retired and ceased to exist or (ii) held by any person who was entitled to and has properly demanded appraisal for such Shares in accordance with Section 262 of the DGCL) was converted into the right to receive an amount equal to the Offer Price, payable to the holder thereof in cash, without interest. As a result of the Merger, Invuity will cease to be a publicly traded company on the Nasdaq Stock Market and Stryker intends to take steps to cause the termination of the registration of the Shares under the Exchange Act and to suspend all of Invuity’s reporting obligations under the Exchange Act as promptly as practicable.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

INVUITY, INC.

By:	/s/ Scott Flora
	Name:	Scott Flora
	Title:	Interim President and Chief Executive Officer

Dated: October 23, 2018